

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





07050067

DC
No Act
P.E. 2-1-07

April 2, 2007

Safal K. Joshi
Vice President & Associate General Counsel
Legal
TXU Corp.
1601 Bryan St., 6th Floor
Dallas, TX 75201-3411

Act: 1934
Section: 14a-8
Rule:
Public Availability: 4/2/2007

Re: TXU Corp.
Incoming letter dated February 1, 2007

Dear Mr. Joshi:

This is in response to your letter dated February 1, 2007 concerning the shareholder proposal submitted to TXU by the Benedictine Sisters Charitable Trust, the Congregation of Holy Cross, Southern Province, The Congregation of the Sisters of Charity of the Incarnate Word, and the Sisters of St. Francis of Philadelphia. We also have received a letter on the proponents' behalf dated February 19, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
APR 2 0 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242


TXU

Legal
1601 Bryan St, 6th Floor
Dallas, TX 75201-3411

Tel: 214 812 6005
Fax: 214 812 6032
sjoshi@txu.com

Safal K. Joshi
Vice President & Associate
General Counsel

February 1, 2007

VIA OVERNIGHT COURIER
Office of Chief Counsel
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of the Benedictine Sisters Charitable Trust, the Congregation of Holy Cross, Southern Province, the Congregation of the Sisters of Charity of the Incarnate Word and the Sisters of St. Francis of Philadelphia

Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that TXU Corp. ("TXU"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Meeting of Shareholders (collectively, the "2007 Proxy Materials") a shareholder proposal and various statements in support thereof (the "Proposal") received from the Benedictine Sisters Charitable Trust, the Congregation of Holy Cross, Southern Province, the Congregation of the Sisters of Charity of the Incarnate Word and the Sisters of St. Francis of Philadelphia (collectively, the "Proponents"). The Proposal, including its supporting statement, is attached hereto as Exhibit A. Additional correspondence between TXU and the Proponents also is attached as Exhibit B.

TXU hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in its view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) because it pertains to TXU's ordinary business operations. Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also, in accordance with Rule 14a-8(j), we are mailing on this date a copy of this letter and its exhibits to the Proponents, informing them of TXU's intention to exclude the Proposal from the 2007 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before TXU files its definitive 2007 Proxy Materials with the Commission. TXU hereby agrees to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to TXU only.

TXU understands that the Staff has not interpreted Rule 14a-8 to require the Proponents to provide TXU a copy of any correspondence that the Proponents submit to the Staff. Therefore, in the interest of a fair and balanced process, TXU requests that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponents or other persons, unless specifically confirmed to the Staff that TXU has timely been provided with a copy of the correspondence.

A. THE PROPOSAL.

The Proposal asks TXU's Board of Directors to "adopt quantitative goals for existing and proposed plants, based on current and emerging technologies, to reduce (a) mercury emissions to levels achievable by the best available control technology, and (b) total CO2 emissions below 2004 levels." In addition, the Proposal requests "that the company report to shareholders by September 30, 2007, on its plans to achieve [the quantitative emissions reduction] goals."

B. ANALYSIS.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct stockholder oversight. Examples of such tasks cited by the Commission were "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers."

The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." See 1998 Release. The basic reason for this policy is that it "is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st

Session art 1, at 119 (1957) reprinted in Release No. 34-19135, n. 47 (October 14, 1982).

The Staff has also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. See Release No. 34-20091 (Aug. 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under rule 14a-8(i)(7)." Johnson Controls, Inc. (SEC No-Action Letter, avail. Oct. 26, 1999).

TXU believes that the Proposal is excludable under the ordinary business exclusion in Rule 14a-8(i)(7) because it seeks to micro-manage TXU's fundamental day-to-day business operations and involves a matter upon which shareholders, as a group, would not be in a position to make an informed judgment. Thus, under established Staff precedent, the Proposal is excludable.

1. The Proposal Seeks to Micro-Manage TXU in Contravention of the Intent of the Rule

The Proposal specifically requests that TXU's Board of Directors adopt quantitative goals for mercury and carbon dioxide emissions at all of its existing and proposed power generation plants. The regulatory and competitive issues associated with adopting quantitative emissions goals are better served by the professional attention of TXU's management than the judgment of stockholders. TXU believes that imposing shareholder judgment in either of these areas would constitute precisely the type of micro-management that Rule 14a-8(i)(7) seeks to avoid. Further, the Proposal seeks to impose a specific time frame (i.e., the request to produce a comprehensive report within three months of the prospective date for TXU's annual meeting of stockholders) which contravenes the intent of the rule. See 1998 Release.

In TXU's view, the Proposal fits squarely within the category of proposals that the Commission intended to permit companies to exclude under Rule 14a-8(i)(7). With respect to whether the Proposal seeks to "micro-manage" the company, it is important to put the Proposal into perspective as it relates to TXU's business. TXU is a large, diversified energy company, with numerous subsidiaries that, among other things, own, operate and construct power generation facilities, provide retail and wholesale electricity services and transmit and distribute electricity, primarily within the state of Texas. Due to the regulatory scheme applicable to certain aspects of its business, the adoption of quantitative goals for all of its existing and proposed power plants is a complex endeavor that requires the company to engage in a detailed analysis across numerous business lines. As a result, the Proposal probes "deeply into complex matters that the shareholders, as a group, would not be in position to make an informed judgment." See 1998 Release.

TXU is subject to a variety of local, state and federal laws, ordinances, rules and regulations concerning the protection of health and the environment. The application of environmental laws at any given plant site may vary based on a number of factors. As a matter of practice, TXU undertakes a comprehensive review of the environmental concerns affecting each of its plant construction projects and meets or exceeds all of its obligations under environmental protection standards applicable to each project. TXU has expended, and will continue to expend, great effort in the area of regulatory compliance and manages its business based on its breadth of experience and clear understanding of the regulatory landscape.

Moreover, TXU operates in an increasingly competitive industry. TXU continually assesses and evaluates the competitive dynamics of the marketplace, generally, and the region in which it operates, specifically, in order to create profitable opportunities that enhance TXU's performance and increase shareholder value over the long-term. Given the complicated regulatory and competitive environment in which TXU operates and which its management continually monitors and addresses, the stockholders would not be in a position to know the intricate regulatory, competitive and operational details necessary to make an informed judgment regarding the Proposal.

In sum, TXU believes that the Proposal focuses on TXU's fundamental day-to-day business operations and involves a matter which requires a significant amount of information, including intricate details regarding the daily operations of TXU and its numerous existing and proposed power generation facilities. Also, the Proposal would require TXU to provide a detailed report that, in effect, summarizes TXU's ordinary business operations. Thus, TXU believes that the Proposal is precisely the type of report involving ordinary business activities noted by the Commission in the 1998 Release as falling within the ordinary business exclusion.

2. Regardless of Whether the Proposal Touches Upon Social Policy Issues, the Entire Proposal is Excludable Due to the Fact That It Directly Addresses Ordinary Business Matters.

The interpretations set forth above support our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). The Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. For example, in Wal-Mart Stores, Inc. (SEC No-Action Letter, avail. Mar. 15, 1999), the Staff concurred that a company could exclude a proposal requesting a report to ensure that the company did not purchase goods from suppliers using forced labor, convict labor and child labor, because the proposal also requested that the report address ordinary business matters. In General Electric Co. (SEC No-Action Letter, avail. Feb. 10, 2000), the Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters (i.e., the choice of accounting methods). Similarly, in Medallion Financial Corp. (SEC No-Action Letter, avail. May 11,

2004), in reviewing a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance stockholder value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)."

Here, the information specifically called for by the Proposal—"quantitative goals for reducing mercury and CO2 emissions"—includes information relating to ordinary business matters. Although the Proposal discusses environmental issues, it does not assert that the production of the shareholder report would address an important social policy. As noted above, a proposal may be excluded in its entirety when it addresses ordinary business matters even if it also touches upon a social policy matter. The fact that the proposal mentions mercury and CO2 emissions does not remove it from the scope of Rule 14a-8(i)(7) because the Proposal fundamentally addresses matters that TXU faces as a result of its routine business operations and policies.

For all of the foregoing reasons, the Proposal fits squarely within the ordinary business exclusion articulated in the 1998 Release and the Staff's prior no-action letters. Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, TXU believes that the Proposal properly may be excluded from the 2007 Proxy Materials under Rule 14a-8(i)(7), and requests that the Staff concur in its conclusion.

C. CONCLUSION

Based upon the foregoing analysis, TXU respectfully requests that the Staff take no action if TXU excludes the Proposal from its 2007 Proxy Materials. Should you disagree with the conclusions set forth in this letter, TXU respectfully requests the opportunity to confer with you prior to the determination of the Staff's final position. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If TXU can be of any further assistance in this matter, please do not hesitate to call me at (214) 812-6005 or Kim K.W. Rucker, TXU's Corporate Secretary and Chief Governance Officer at (214) 812-6072.

Yours very truly,



Safal K. Joshi

SKJ/agb
Enclosures

cc: Benedictine Sisters Charitable Trust
c/o Sister Susan Mika
285 Oblate Drive
San Antonio, Texas 78216
Facsimile Number: (210) 348-6745

Congregation of Holy Cross, Southern Province
c/o Brother Thomas G. Krieter
2111 Brackenridge Street
Austin, Texas 78704
Facsimile Number: (512) 416-1216

Congregation of the Sisters of Charity of the Incarnate Word
c/o Sister Lillian Anne Healy
6510 Lawndale
Houston, Texas 77223
Facsimile Number: (713) 921-2949

The Sisters of St. Francis of Philadelphia
c/o Tom McCaney
609 South Convent Road
Aston, PA 19014
Facsimile Number: (610) 558-5855



TXU

Legal
1601 Bryan St, 6th Floor
Dallas, TX 75201-3411

Safal K. Joshi
Vice President & Associate
General Counsel

Tel: 214 812 6005
Fax: 214 812 6032
sjoshi@txu.com

February 1, 2007

VIA OVERNIGHT COURIER
Office of Chief Counsel
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of the Benedictine Sisters Charitable Trust, the Congregation of Holy Cross, Southern Province, the Congregation of the Sisters of Charity of the Incarnate Word and the Sisters of St. Francis of Philadelphia

Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that TXU Corp. ("TXU"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Meeting of Shareholders (collectively, the "2007 Proxy Materials") a shareholder proposal and various statements in support thereof (the "Proposal") received from the Benedictine Sisters Charitable Trust, the Congregation of Holy Cross, Southern Province, the Congregation of the Sisters of Charity of the Incarnate Word and the Sisters of St. Francis of Philadelphia (collectively, the "Proponents"). The Proposal, including its supporting statement, is attached hereto as Exhibit A. Additional correspondence between TXU and the Proponents also is attached as Exhibit B.

TXU hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in its view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) because it pertains to TXU's ordinary business operations. Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also, in accordance with Rule 14a-8(j), we are mailing on this date a copy of this letter and its exhibits to the Proponents, informing them of TXU's intention to exclude the Proposal from the 2007 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before TXU files its definitive 2007 Proxy Materials with the Commission. TXU hereby agrees to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to TXU only.

TXU understands that the Staff has not interpreted Rule 14a-8 to require the Proponents to provide TXU a copy of any correspondence that the Proponents submit to the Staff. Therefore, in the interest of a fair and balanced process, TXU requests that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponents or other persons, unless specifically confirmed to the Staff that TXU has timely been provided with a copy of the correspondence.

A. THE PROPOSAL.

The Proposal asks TXU's Board of Directors to "adopt quantitative goals for existing and proposed plants, based on current and emerging technologies, to reduce (a) mercury emissions to levels achievable by the best available control technology, and (b) total CO2 emissions below 2004 levels." In addition, the Proposal requests "that the company report to shareholders by September 30, 2007, on its plans to achieve [the quantitative emissions reduction] goals."

B. ANALYSIS.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct stockholder oversight. Examples of such tasks cited by the Commission were "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers."

The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." See 1998 Release. The basic reason for this policy is that it "is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st

Session art 1, at 119 (1957) reprinted in Release No. 34-19135, n. 47 (October 14, 1982).

The Staff has also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. See Release No. 34-20091 (Aug. 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under rule 14a-8(i)(7)." Johnson Controls, Inc. (SEC No-Action Letter, avail. Oct. 26, 1999).

TXU believes that the Proposal is excludable under the ordinary business exclusion in Rule 14a-8(i)(7) because it seeks to micro-manage TXU's fundamental day-to-day business operations and involves a matter upon which shareholders, as a group, would not be in a position to make an informed judgment. Thus, under established Staff precedent, the Proposal is excludable.

1. The Proposal Seeks to Micro-Manage TXU in Contravention of the Intent of the Rule

The Proposal specifically requests that TXU's Board of Directors adopt quantitative goals for mercury and carbon dioxide emissions at all of its existing and proposed power generation plants. The regulatory and competitive issues associated with adopting quantitative emissions goals are better served by the professional attention of TXU's management than the judgment of stockholders. TXU believes that imposing shareholder judgment in either of these areas would constitute precisely the type of micro-management that Rule 14a-8(i)(7) seeks to avoid. Further, the Proposal seeks to impose a specific time frame (i.e., the request to produce a comprehensive report within three months of the prospective date for TXU's annual meeting of stockholders) which contravenes the intent of the rule. See 1998 Release.

In TXU's view, the Proposal fits squarely within the category of proposals that the Commission intended to permit companies to exclude under Rule 14a-8(i)(7). With respect to whether the Proposal seeks to "micro-manage" the company, it is important to put the Proposal into perspective as it relates to TXU's business. TXU is a large, diversified energy company, with numerous subsidiaries that, among other things, own, operate and construct power generation facilities, provide retail and wholesale electricity services and transmit and distribute electricity, primarily within the state of Texas. Due to the regulatory scheme applicable to certain aspects of its business, the adoption of quantitative goals for all of its existing and proposed power plants is a complex endeavor that requires the company to engage in a detailed analysis across numerous business lines. As a result, the Proposal probes "deeply into complex matters that the shareholders, as a group, would not be in position to make an informed judgment." See 1998 Release.

TXU is subject to a variety of local, state and federal laws, ordinances, rules and regulations concerning the protection of health and the environment. The application of environmental laws at any given plant site may vary based on a number of factors. As a matter of practice, TXU undertakes a comprehensive review of the environmental concerns affecting each of its plant construction projects and meets or exceeds all of its obligations under environmental protection standards applicable to each project. TXU has expended, and will continue to expend, great effort in the area of regulatory compliance and manages its business based on its breadth of experience and clear understanding of the regulatory landscape.

Moreover, TXU operates in an increasingly competitive industry. TXU continually assesses and evaluates the competitive dynamics of the marketplace, generally, and the region in which it operates, specifically, in order to create profitable opportunities that enhance TXU's performance and increase shareholder value over the long-term. Given the complicated regulatory and competitive environment in which TXU operates and which its management continually monitors and addresses, the stockholders would not be in a position to know the intricate regulatory, competitive and operational details necessary to make an informed judgment regarding the Proposal.

In sum, TXU believes that the Proposal focuses on TXU's fundamental day-to-day business operations and involves a matter which requires a significant amount of information, including intricate details regarding the daily operations of TXU and its numerous existing and proposed power generation facilities. Also, the Proposal would require TXU to provide a detailed report that, in effect, summarizes TXU's ordinary business operations. Thus, TXU believes that the Proposal is precisely the type of report involving ordinary business activities noted by the Commission in the 1998 Release as falling within the ordinary business exclusion.

2. Regardless of Whether the Proposal Touches Upon Social Policy Issues, the Entire Proposal is Excludable Due to the Fact That It Directly Addresses Ordinary Business Matters.

The interpretations set forth above support our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). The Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. For example, in Wal-Mart Stores, Inc. (SEC No-Action Letter, avail. Mar. 15, 1999), the Staff concurred that a company could exclude a proposal requesting a report to ensure that the company did not purchase goods from suppliers using forced labor, convict labor and child labor, because the proposal also requested that the report address ordinary business matters. In General Electric Co. (SEC No-Action Letter, avail. Feb. 10, 2000), the Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters (i.e., the choice of accounting methods). Similarly, in Medallion Financial Corp. (SEC No-Action Letter, avail. May 11,

2004), in reviewing a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance stockholder value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)."

Here, the information specifically called for by the Proposal—"quantitative goals for reducing mercury and CO2 emissions"—includes information relating to ordinary business matters. Although the Proposal discusses environmental issues, it does not assert that the production of the shareholder report would address an important social policy. As noted above, a proposal may be excluded in its entirety when it addresses ordinary business matters even if it also touches upon a social policy matter. The fact that the proposal mentions mercury and CO2 emissions does not remove it from the scope of Rule 14a-8(i)(7) because the Proposal fundamentally addresses matters that TXU faces as a result of its routine business operations and policies.

For all of the foregoing reasons, the Proposal fits squarely within the ordinary business exclusion articulated in the 1998 Release and the Staff's prior no-action letters. Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, TXU believes that the Proposal properly may be excluded from the 2007 Proxy Materials under Rule 14a-8(i)(7), and requests that the Staff concur in its conclusion.

C. CONCLUSION

Based upon the foregoing analysis, TXU respectfully requests that the Staff take no action if TXU excludes the Proposal from its 2007 Proxy Materials. Should you disagree with the conclusions set forth in this letter, TXU respectfully requests the opportunity to confer with you prior to the determination of the Staff's final position. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If TXU can be of any further assistance in this matter, please do not hesitate to call me at (214) 812-6005 or Kim K.W. Rucker, TXU's Corporate Secretary and Chief Governance Officer at (214) 812-6072.

Yours very truly,



Safal K. Joshi

SKJ/agb
Enclosures

cc: Benedictine Sisters Charitable Trust
c/o Sister Susan Mika
285 Oblate Drive
San Antonio, Texas 78216
Facsimile Number: (210) 348-6745

Congregation of Holy Cross, Southern Province
c/o Brother Thomas G. Krieter
2111 Brackenridge Street
Austin, Texas 78704
Facsimile Number: (512) 416-1216

Congregation of the Sisters of Charity of the Incarnate Word
c/o Sister Lillian Anne Healy
6510 Lawndale
Houston, Texas 77223
Facsimile Number: (713) 921-2949

The Sisters of St. Francis of Philadelphia
c/o Tom McCaney
609 South Convent Road
Aston, PA 19014
Facsimile Number: (610) 558-5855

EXHIBIT "A"



Benedictine Sisters

Charitable Trust
285 Oblate Drive
San Antonio, TX 78216
210-348-6704 phone

November 17, 2006

John Wilder
Chief Executive Officer
TXU
Energy Plaza, 1601 Bryan Street, 33rd Floor
Dallas, TX 75201-3411

Dear John Wilder,

The Benedictine Sisters Charitable Trust continues to be concerned about environmental issues. We have long engaged Texas Utilities, now TXU around these concerns. We only have one planet and must continue to do whatever we can to preserve the resources so that future generations will be able to lead healthful lives.

I am hereby authorized to notify you of our intention to file a shareholder resolution with TXU. This resolution asks that the Board of Directors adopt quantitative goals for existing and proposed plants, based on current and emerging technologies, to reduce (a) mercury emissions to levels achievable by the best available control technology, and (b) total CO_2 emissions below 2004 levels; and that the company report to shareholders by September 30, 2007, on its plans to achieve these levels. The Benedictine Sisters Charitable trust submits this resolution for inclusion in the proxy statement, in accordance with Rule 14, A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Benedictine Sisters Charitable Trust owns 400 shares of stock. A letter from the custodian of our portfolio will follow to verify our ownership and that we will maintain ownership until after the annual meeting.

If you should, for any reason, desire to oppose the adoption of this proposal at the stockholders' annual meeting, please include in the corporation's proxy material the stockholder resolution and supporting statement as required by the aforementioned Rules and Regulations.

The Benedictine Sisters Charitable Trust is considered the primary contact for this resolution. We would ask that you copy any of the other religious groups who co-file this resolution, as well as the person listed below. Thank you for your attention to this.

Sincerely,



Sr. Susan Mika
Corporate Responsibility Program

Enclosure: Resolution for 2006 proxy season

cc:

Leslie Lowe – ICCR staff
475 Riverside Drive - Room 1842
New York, NY 10115

TXU Emissions Reductions

Whereas:
Coal-burning power plants are responsible for 80% of the carbon dioxide (CO_2) emissions from all U.S. power plants and are significant sources of mercury pollution. Texas power plants emit more mercury, a neurotoxin that accumulates in the food chain, and more CO_2, a greenhouse gas linked to climate change, than power plants in any other state. TXU plans to build 11 of the 17 new pulverized coal plants proposed in Texas.

TXU is the tenth-largest emitter of CO_2 among U.S. power generators and three TXU plants rank in the top 10 nationwide for total mercury emissions. TXU's new coal-burning plants, each with a 50-year life expectancy, will double generating capacity and may increase TXU's yearly CO_2 emissions from 55 million tons in 2004 to 133 million tons in 2011. (WSJ-A1 7/21/06) http://online.wsj.com/article_print/SB115344549183413209.html

CO_2 levels in the atmosphere are now higher than anytime in the past 400,000 years. Atmospheric levels of CO_2, which persists in the atmosphere for over 100 years, will continue to rise as long as emissions from human activities continue. In order to avoid the most damaging effects of climate change, scientists urge that global CO_2 emissions be kept at 2004 levels for the next 50 years. http://fire.pppl.gov/energy_socolow_081304.pdf

While CO_2 is not now regulated federally or in Texas, the in-coming chair of the Senate environmental committee has indicated that California's new law requiring a 25% reduction in CO_2 by 2020 will be a model for federal legislation. (AP 11/9/06) http://www.newspress.com/Top/Article/printArticle.jsp?ID=564837664831308159&Section=LOCAL&Subsection=

TXU recently stated it will invest in CO_2 capture and storage technology and design eight of the new plants for retrofitting. However, pre-combustion CO_2 capture, the most efficient option, can only be used with coal gasification, such as Integrated Gasification Combined Cycle (IGCC) technology. http://www.issues.org/22.1/stephens.html.

Despite U.S. EPA findings that new IGCC technology "has a potential advantage in capturing and sequestrating CO_2 at lower costs," http://www.epa.gov/airmarkets/articles/IGCCfactsheet.html, TXU has rejected IGCC.

Eight of TXU's new plants will burn sub-bituminous coal; the other three will burn lignite. Mercury concentrations are three times higher in lignite coal than in sub-bituminous and harder to remove. TXU has acknowledged that it cannot determine the impact on its operations or financial position of the 2005 EPA regulations requiring a 70% reduction in mercury emissions by 2018.

TXU has pledged to reduce mercury and regulated pollutants by 20%. However in August, two administrative law judges recommended that TXU's permit application for one of the new lignite-fired plants be rejected because, *inter alia*, the company failed to prove that its mercury control technology "is technically feasible."

Resolved:
Shareholders request that the Board of Directors adopt quantitative goals for existing and proposed plants, based on current and emerging technologies, to reduce (a) mercury emissions to levels achievable by the best available control technology, and (b) total CO_2 emissions below 2004 levels; and that the company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such report shall omit proprietary information and be prepared at reasonable cost.

EXHIBIT “B”



Benedictine Sisters

Charitable Trust
285 Oblate Drive
San Antonio, TX 78216
210-348-6704 phone

November 29, 2006

John Wilder
Chief Executive Officer
TXU
Energy Plaza, 1601 Bryan Street, 33rd Floor
Dallas, TX 75201-3411

Dear John Wilder,

The Benedictine Sisters Charitable Trust filed the attached resolution for inclusion in the proxy statement, in accordance with Rule 14, A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Benedictine Sisters Charitable Trust owns 400 shares of stock. This letter from the custodian of our portfolio is attached to verify our ownership and that we will maintain ownership until after the annual meeting.

Thank you for your attention to this matter.

Sincerely,

Sr. Susan Mika

Sr. Susan Mika
Corporate Responsibility Program

Enclosure



November 20, 2006

Congregation of Benediction Sisters
416 W. Highland Dr.
Boerne, TX 78006

Re: Filing of stockholder resolution by Congregation of Benedictine Sisters – Charity Trust II

This letter shall serve as verification that the Congregation of Benedictine Sisters of Boerne, Texas own 400 shares of TXU Corp. common stock. The shares are held in the Benedictine Sisters Charity Trust II account at Fidelity Investments. The shares have been in the account since it was transferred to Fidelity Investments from Broadway Brokerage on January 17, 2006.

Sincerely,

Lexia Limon
Client Services Specialist

060131 220 001210117 C 1
BROADWAY BROKERAGE SERVICES, INC
P.O. BOX 17060
SAN ANTONIO TX 78217

Account Number:



BROADWAY
Brokerage Services, Inc.

OSB SRS S AHR-T GOERTZ
K HIGGINS, S MIKA TTEE
BENEDICTINE SISTERS CHAR TR II
U/A 10/9/98
416 W HIGHLAND DR
BOERNE TX 78006

YOUR OFFICE MANAGER IS
JUDITH KEMPLE

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 210 283 6600



Matt, Ed said this would be transferred to Fidelity. S. Sylvia

Statement Date: 01/01/06 to 01/31/06

SNAPSHOT

TOTAL PORTFOLIO
$1,058.18

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$1,058.18	
Securities	$0.00	
TOTAL PORTFOLIO VALUE	$1,058.18	

[signature]
3/14/06

Portfolio Value
(in thousands of dollars)

June 2005 · September 2005 · December 2005 · This Period

A portfolio value less than $100.00 may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Core Fund Activity	$626,245.57	$626,245.57
Net Additions and Withdrawals	($648,168.75)	($648,168.75)
Net Income and Expenses	$21,923.18	$21,923.18

LEGEND
() Numbers in parenthesis are debits or subtractions
NFS - National Financial Services LLC

BROADWAY BROKERAGE SERVICES, INC Account carried with National Financial Services LLC, Member NYSE, SIPC
BROADWAY BROKERAGE IS COMMITTED TO PROVIDING PERSONAL SERVICE WITH INTEGRITY. OUR BROKERS HAVE A WEALTH OF EXPERIENCE TO ASSIST YOU WITH YOUR PERSONAL INVESTMENT NEEDS.
PLEASE CONTACT OUR FRIENDLY INVESTMENT PROFESSIONAL TO DISCUSS YOUR FINANCIAL OBJECTIVES.

Account Number: 031-176168
Account Name: &BENEDICTI

Statement Date: 01/01/2006 to 01/31/2006


BROADWAY
Brokerage Services, Inc.

Other Additions and Withdrawals

Date	Account Type	Transaction	Description	Quantity	Amount
01/17/06	CASH	TRANSFERRED TO	MIRANT COREP NEW WTS SER A EXP 01/03/ 2011 VS Z67-873640-1 VS Z67-873640-1	(484)	$0.00
01/17/06	CASH	TRANSFERRED TO	MIRANT CORP COM ESC VS Z67-873640-1 VS Z67-873640-1	(5,566)	$0.00
01/17/06	MARGIN	TRANSFERRED TO	PFIZER INC VS Z67-873640-2 VS Z67-873640-2	(32,000)	$0.00
01/17/06	MARGIN	TRANSFERRED TO	PROCTER & GAMBLE CO VS Z67-873640-2 VS Z67-873640-2	(10,000)	$0.00
01/17/06	CASH	TRANSFERRED TO	SOUTHERN CO VS Z67-873640-1 VS Z67-873640-1	(14,000)	$0.00
01/17/06	CASH	TRANSFERRED TO	SYSCO CORP VS Z67-873640-1 VS Z67-873640-1	(28,000)	$0.00
01/17/06	CASH	TRANSFERRED TO	TXU CORP VS Z67-873640-1 VS Z67-873640-1	(400)	$0.00
01/17/06	CASH	TRANSFERRED TO	UNITED STATES TREAS NTS 6.250% 02/15/2007 VS Z67-873640-1 VS Z67-873640-1	(100,000)	$0.00
01/17/06	CASH	TRANSFERRED TO	WEYERHAEUSER CO DEB 6.950% 08/01/2017 VS Z67-873640-1 VS Z67-873640-1	(90,000)	$0.00
01/17/06	CASH	TRANSFERRED TO	WYETH SR NT 5.500% 02/01/2014 MAKE WHOLE VS Z67-873640-1 VS Z67-873640-1	(100,000)	$0.00
01/17/06	CASH	TRANSFERRED TO	VS Z67-873640-1 VS Z67-873640-1		($567,304.25)
01/18/06	CASH	TRANSFERRED TO	VS Z67-873640-1		($7,412.50)
01/23/06	CASH	IN LIEU OF FRX SHARE	MIRANT CORP COM NEW LEU PAYOUT 604675108		$23.01
01/23/06	CASH	IN LIEU OF FRX SHARE	MIRANT COREP NEW WTS SER A EXP 01/03/ 2011 LEU PAYOUT 604675108		$4.76
01/24/06	CASH	TRANSFERRED TO	VS Z67-873640-1 RESIDUAL TRANSFER		($27.77)
01/31/06	CASH	TRANSFERRED TO	VS Z67-873640-1 RESIDUAL TRANSFER		($4,760.00)
Net Other Additions and Withdrawals					($579,476.75)

BROADWAY BROKERAGE SERVICES, INC

Account carried with National Financial Services LLC, Member NYSE, SIPC



EQUITIES 72.70%

Description	Symbol/Cusip Account Type	Quantity	Price on 12/31/05	Current Market Value	Prior Market Value	Estimated Annual Income
SYSCO CORP Estimated Yield 2.19% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 01/27/06	SYY CASH	28,000	$31.05	$869,400.00	$904,960.00	$19,040.00
TXU CORP Estimated Yield 3.28% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 01/03/06	TXU CASH	400	$50.19	$20,076.00	$20,528.00	$660.00
Total Equity				$8,272,584.42		$158,610.00
Total Equities				$8,272,584.42		$158,610.00

FIXED INCOME 20.03%

For an explanation of fixed income pricing, please see the last page. Redemption schedule(s), bond rating(s), and other information are provided where available. If information does not appear regarding a particular investment, it is not available. The ratings on this statement are provided by Standard & Poor's and/or Moody's to rate the quality based on the respective rating agency's assessment.

Description	Symbol/Cusip Account Type	Quantity	Estimated Price on 12/31/05	Estimated Current Market Value	Estimated Prior Market Value	Estimated Annual Income
Corporate Bonds						
FORD MOTOR CR CO NT 6.500% 02/15/2006 MOODY'S Baa3 /S&P BB+ CPN PMT SEMI-ANNUAL ON AUG 15, FEB 15 Next Interest Payable: 02/15/06	345397HD8 CASH	100,000	$99.532	$99,532.00	$99,316.00	$6,500.00
BANKAMERICA CORP SUB NT 7.200% 04/15/2006 MOODY'S Aa3 /S&P A+ CPN PMT SEMI-ANNUAL ON OCT 15, APR 15 Next Interest Payable: 04/15/06	066050CB9 CASH	100,000	$100.606	$100,606.00	$100,816.00	$7,200.00
BROWNING FERRIS INDS SR NT 6.375% 01/15/2008 MOODY'S B2 /S&P BB- CPN PMT SEMI-ANNUAL ON JUL 15, JAN 15 Next Interest Payable: 01/15/06	115885AM7 CASH	200,000	$100.25	$200,500.00	$199,250.00	$12,750.00

ccount Number: 031-176168
ccount Name: BENEDICTIN

tatement Date: 11/01/2005 to 11/30/2005


BROADWAY
Brokerage Services, Inc.

EQUITIES 73.35%

Description	Symbol/Cusip Account Type	Quantity	Price on 11/30/05	Current Market Value	Prior Market Value	Estimated Annual Income
SOUTHERN CO Estimated Yield 4.29% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 12/06/05	SO CASH	14,000	$34.71	$485,940.00	$489,860.00	$20,860.00
SYSCO CORP Estimated Yield 2.10% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 01/27/06	SYY CASH	28,000	$32.32	$904,960.00	$893,480.00	$19,040.00
TXU CORP Estimated Yield 1.60% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 01/03/06	TXU CASH	200	$102.63	$20,526.00	$20,150.00	$330.00
Total Equity				$6,289,024.27		$151,880.00
Total Equities				$6,289,024.27		$151,880.00

FIXED INCOME 20.00%

For an explanation of fixed income pricing, please see the last page. Redemption schedule(s), bond rating(s), and other information are provided where available. If information does not appear regarding a particular investment, it is not available. The ratings on this statement are provided by Standard & Poor's and/or Moody's to rate the quality based on the respective rating agency's assessment.

Description	Symbol/Cusip Account Type	Quantity	Estimated Price on 11/30/05	Estimated Current Market Value	Estimated Prior Market Value	Estimated Annual Income
Corporate Bonds						
FORD MOTOR CR CO NT 6.500% 02/15/2006 MOODY'S Baa3 /S&P BB+ CPN PMT SEMI-ANNUAL ON AUG 15, FEB 15 Next Interest Payable: 02/15/06	345397HD8 CASH	100,000	$99.316	$99,316.00	$98,954.00	$6,500.00
BANKAMERICA CORP SUB NT 7.200% 04/15/2006 MOODY'S Aa3 /S&P A+ CPN PMT SEMI-ANNUAL ON OCT 15, APR 15 Next Interest Payable: 04/15/06	066050CB9 CASH	100,000	$100.816	$100,816.00	$101,051.00	$7,200.00



Holy Cross, Southern Province
2111 Brackenridge Street
Austin, Texas 78704-4322
(512) 443-3886 • FAX (512) 416-1216

C. John Wilder

November 29, 2006

1) John Wilder, Chief Executive Officer
TXU
Energy Plaza, 1601 Bryan Street, 33rd Floor
Dallas, TX 75201-3411

2) Kim Rucker

Dear Mr. Wilder,

The Congregation of Holy Cross, Southern Province continues to be concerned about environmental issues. We have long engaged Texas Utilities, now TXU around these concerns. We only have one planet and must continue to do whatever we can to preserve the resources so that future generations will be able to lead healthful lives.

I am hereby authorized to notify you of our intention to co-file a shareholder resolution with TXU. This resolution asks that the Board of Directors adopt quantitative goals for existing and proposed plants, based on current and emerging technologies, to reduce (a) mercury emissions to levels achievable by the best available control technology, and (b) total CO_2 emissions below 2004 levels; and that the company report to shareholders by September 30, 2007, on its plans to achieve these levels. The Congregation of Holy Cross, Southern Province submits this resolution for inclusion in the proxy statement, in accordance with Rule 14, A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

We own 140 shares of stock. A letter from the custodian of our portfolio will follow to verify our ownership and that we will maintain ownership until after the annual meeting.

If you should, for any reason, desire to oppose the adoption of this proposal at the stockholders' annual meeting, please include in the corporation's proxy material the stockholder resolution and supporting statement as required by the aforementioned Rules and Regulations.

The Benedictine Sisters Charitable Trust is considered the primary contact for this resolution. If you wish to dialogue about this resolution, please contact Sr. Susan Mika at 210-348-6704. Thank you for your attention to this.

Sincerely,

Thomas G. Krieter, csc

Bro. Thomas G. Krieter, C.S.C.
Provincial Steward

TXU Emissions Reductions

Whereas:
Coal-burning power plants are responsible for 80% of the carbon dioxide (CO_2) emissions from all U.S. power plants and are significant sources of mercury pollution. Texas power plants emit more mercury, a neurotoxin that accumulates in the food chain, and more CO_2, a greenhouse gas linked to climate change, than power plants in any other state. TXU plans to build 11 of the 17 new pulverized coal plants proposed in Texas.

TXU is the tenth-largest emitter of CO_2 among U.S. power generators and three TXU plants rank in the top 10 nationwide for total mercury emissions. TXU's new coal-burning plants, each with a 50-year life expectancy, will double generating capacity and may increase TXU's yearly CO_2 emissions from 55 million tons in 2004 to 133 million tons in 2011. (WSJ-A1 7/21/06) http://online.wsj.com/article_print/SB115344549183413209.html

CO_2 levels in the atmosphere are now higher than anytime in the past 400,000 years. Atmospheric levels of CO_2, which persists in the atmosphere for over 100 years, will continue to rise as long as emissions from human activities continue. In order to avoid the most damaging effects of climate change, scientists urge that global CO_2 emissions be kept at 2004 levels for the next 50 years. http://fire.pppl.gov/energy_socolow_081304.pdf

While CO_2 is not now regulated federally or in Texas, the in-coming chair of the Senate environmental committee has indicated that California's new law requiring a 25% reduction in CO_2 by 2020 will be a model for federal legislation. (AP 11/9/06) http://www.newspress.com/Top/Article/printArticle.jsp?ID=564837664831308159&Section=LOCAL&Subsection=

TXU recently stated it will invest in C02 capture and storage technology and design eight of the new plants for retrofitting. However, pre-combustion CO_2 capture, the most efficient option, can only be used with coal gasification, such as Integrated Gasification Combined Cycle (IGCC) technology. http://www.issues.org/22.1/stephens.html.

Despite U.S. EPA findings that new IGCC technology "has a potential advantage in capturing and sequestrating CO_2 at lower costs," http://www.epa.gov/airmarkets/articles/IGCCfactsheet.html, TXU has rejected IGCC.

Eight of TXU's new plants will burn sub-bituminous coal; the other three will burn lignite. Mercury concentrations are three times higher in lignite coal than in sub-bituminous and harder to remove. TXU has acknowledged that it cannot determine the impact on its operations or financial position of the 2005 EPA regulations requiring a 70% reduction in mercury emissions by 2018.

TXU has pledged to reduce mercury and regulated pollutants by 20%. However in August, two administrative law judges recommended that TXU's permit application for one of the new lignite-fired plants be rejected because, *inter alia*, the company failed to prove that its mercury control technology "is technically feasible."

Resolved:
Shareholders request that the Board of Directors adopt quantitative goals for existing and proposed plants, based on current and emerging technologies, to reduce (a) mercury emissions to levels achievable by the best available control technology, and (b) total CO_2 emissions below 2004 levels; and that the company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such report shall omit proprietary information and be prepared at reasonable cost.

A.G. EDWARDS & SONS, INC.
305 Sidney Baker South, Suite 100
Kerrville, TX 78028-5916

830/792-4645
toll-free: 800/460-2434
fax: 830/792-4676


EDWARDS

November 29, 2006

1) John Wilder
Chief Executive Officer
TXU
Energy Plaza
1601 Bryan Street 33rd Floor
Dallas, TX 75201-3411

2) Kim Rucker

Re: Congregation of Holy Cross, Southern Province – J & P Fund

Dear Mr. Wilder:

This letter is to verify that the Congregation of Holy Cross, Southern Province is the beneficial owner of 140 shares of common stock of TXU held in its account at A.G. Edwards & Sons, Inc.

These shares have been held for over a year and they will be maintained in the portfolio at least through the date of the company's next annual meeting.

Sincerely,

Robert D. Naman
Financial Consultant

RN/mp

11-29-206 11:57AM FROM HOLY CROSS. S.P. 512 416 1216


CONGREGATION OF HOLY CROSS
SOUTHERN PROVINCE

Holy Cross, Southern Province
2111 Brackenridge Street
Austin, Texas 78704-4322
(512) 443-3886 • FAX (512) 416-1216

November 29, 2006

Robert D. Naman
A. G. Edwards & Sons
305 Sidney Barker South
Kerrville, TX 78028

RE: *Congregation of Holy Cross, Southern Province – J & P Fund*

Dear Robert,

We are in the process of filing a shareholder resolution with TXU. In this connection, under the rules of the Securities Exchange Commission, we ask that you please confirm to the company that we hold 140 shares of stock and have held such stock for at least one year. This information should be sent to:

JOHN WILDER, CHIEF EXECUTIVE OFFICER
TXU
ENERGY PLAZA, 1601 BRYAN STREET, 33rd FLOOR
DALLAS, TX 75201-3411

We ask that the letter arrive by later than December 15, 2005.

We also ask that you maintain this stock in our portfolio at least through the date of the company's next annual meeting.

Thank you for your cooperation in this matter.

Yours truly,

Thomas G. Krieter, csc

Bro. Thomas G. Krieter, C.S.C.
Provincial Steward



CONGREGATION

of the

SISTERS of CHARITY of the INCARNATE WORD

P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969

(713) 928-6053 • (713) 921-2949 FAX

November 29, 2006

John Wilder, Chief Executive Officer
TXU Corporation
Energy Plaza, 1601 Bryan Street, 33rd Floor
Dallas, TX 75201-3411

Dear Mr. Wilder:

As Director of Corporate Social Responsibility for The Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas I am hereby authorized to notify you of our intention to submit the shareholder proposal on Emission Reduction in coordination with Sister Susan Mika, OSB of the Benedictine Sisters of Boerne, Texas who shall serve as the primary contact for the shareholder group. We hereby support its inclusion in the proxy statement in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas is the beneficial owner of 100 shares of TXU Corporation Stock. Verification of beneficial ownership will be forwarded under separate cover. We have held stock for over one year and plan to continue to hold shares through the 2007 shareholder meeting.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility

JC

Cc: Sister Susan Mika, OSB
Benedictine Sisters of Boerne, TX
P.O. Box 28037
San Antonio, TX 78228

Leslie Lowe, Program Director
ICCR
475 Riverside Drive, Room 1842
New York, NY 10115-0050

TXU Emissions Reductions

Whereas:
Coal-burning power plants are responsible for 80% of the carbon dioxide (CO_2) emissions from all U.S. power plants and are significant sources of mercury pollution. Texas power plants emit more mercury, a neurotoxin that accumulates in the food chain, and more CO_2, a greenhouse gas linked to climate change, than power plants in any other state. TXU plans to build 11 of the 16 new pulverized coal plants proposed in Texas.

TXU is the tenth-largest emitter of CO_2 among U.S. power generators and three TXU plants rank in the top 10 nationwide for total mercury emissions. TXU's new coal-burning plants, each with a 50-year life expectancy, will double generating capacity and may increase TXU's yearly CO_2 emissions from 55 million tons in 2004 to 133 million tons in 2011. (WSJ-A1 7/21/06) http://online.wsj.com/article_print/SB115344549183413209.html

CO_2 levels in the atmosphere are now higher than anytime in the past 400,000 years. Atmospheric levels of CO_2, which persists in the atmosphere for over 100 years, will continue to rise as long as emissions from human activities continue. In order to avoid the most damaging effects of climate change, scientists urge that global CO_2 emissions be kept at 2004 levels for the next 50 years. http://fire.pppl.gov/energy_socolow_081304.pdf

While CO_2 is not now regulated federally or in Texas, the in-coming chair of the Senate environmental committee has indicated that California's new law requiring a 25% reduction in CO_2 by 2020 will be a model for federal legislation. (AP 11/9/06) http://www.newspress.com/Top/Article/printArticle.jsp?ID=564837664831308159&Section=LOCAL&Subsection=

TXU recently stated it will invest in C02 capture and storage technology and design eight of the new plants for retrofitting. However, pre-combustion CO_2 capture, the most efficient option, can only be used with coal gasification, such as Integrated Gasification Combined Cycle (IGCC) technology. http://www.issues.org/22.1/stephens.html.

Despite U.S. EPA findings that new IGCC technology "has a potential advantage in capturing and sequestrating CO_2 at lower costs," http://www.epa.gov/airmarkets/articles/IGCCfactsheet.html, TXU has rejected IGCC.

Eight of TXU's new plants will burn sub-bituminous coal; the other three will burn lignite. Mercury concentrations are three times higher in lignite coal than in sub-bituminous and harder to remove. TXU has acknowledged that it cannot determine the impact on its operations or financial position of the 2005 EPA regulations requiring a 70% reduction in mercury emissions by 2018.

TXU has pledged to reduce mercury and regulated pollutants by 20%. However in August, two administrative law judges recommended that TXU's permit application for one of the new lignite-fired plants be rejected because, *inter alia*, the company failed to prove that its mercury control technology "is technically feasible."

Resolved:
Shareholders request that the Board of Directors adopt quantitative goals for existing and proposed plants, based on current and emerging technologies, to reduce (a) mercury emissions to levels achievable by the best available control technology, and (b) total CO_2 emissions below 2004 levels; and that the company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such report shall omit proprietary information and be prepared at reasonable cost.

Citibank, N.A.
111 Wall Street
New York, NY 10005


citigroup

November 29, 2006

Mr. John Widler
TXU Corporation
Energy Plaza
1601 Bryan Street, 33rd Floor
Dallas, Texas 75201
Tel# 214-812-4600

Mr. Fernandez:

It has been requested by the Congregation of the Sisters of Charity of the Incarnate Word that we verify proof of ownership of TXU Corporation stock. We, Citibank N.A. as Custodian for the Congregation of the Sisters of Charity of the Incarnate Word acknowledge that, the Congregation of the Sisters of Charity of the Incarnate Word has been the beneficial owner of at least 100 shares of TXU Corporation. The stock has been held for at least one year and the Congregation will retain shares through the annual meeting.

Sincerely,

MAREK WIDELSKI
Assistant Vice President
Citibank N.A.

Marek Widelski
Assistant Vice President
Citibank N.A Custodian for Congregation of the Sisters of Charity of the Incarnate Word

Cc: Sister Lillian Anne Healy



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 4, 2006

John Wilder, CEO
TXU Corporation
Energy Plaza
1601 Bryan Street, 33rd Floor
Dallas, TX 75201-3411

Dear Mr. Wilder:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in TXU for several years. We remain concerned that shareholders' voices are still not being heard by the Board of Directors on lowering emission levels of mercury and carbon dioxide (CO_2). Inaction by our company could result in catastrophic consequences for the entire planet. We call on the Board to adopt quantitative goals for reducing emissions of mercury and CO_2 levels for all existing and proposed plants.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with the Benedictine Sisters Charitable Trust. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholder meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be: Sr. Susan Mika, OSB. Her number is 210-344-6778, and her email address is: info@sric-south.org.

As verification that we are beneficial owners of common stock in TXU, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder, attesting to the fact. It is our intention to keep these shares in our portfolio beyond the date of the 2007 meeting.

Respectfully yours,



Tom McCaney
Associate Director, Corporate Social Responsibility



Nora Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc: Susan Mika, OSB, Benedictine Sisters Charitable Trust
Leslie Lowe, ICCR
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

TXU Emissions Reductions

Whereas:

Coal-burning power plants are responsible for 80% of the carbon dioxide (CO_2) emissions from all U.S. power plants and are significant sources of mercury pollution. Texas power plants emit more mercury, a neurotoxin that accumulates in the food chain, and more CO_2, a greenhouse gas linked to climate change, than power plants in any other state. TXU plans to build 11 of the 17 new pulverized coal plants proposed in Texas.

TXU is the tenth-largest emitter of CO_2 among U.S. power generators and three TXU plants rank in the top 10 nationwide for total mercury emissions. TXU's new coal-burning plants, each with a 50-year life expectancy, will double generating capacity and may increase TXU's yearly CO_2 emissions from 55 million tons in 2004 to 133 million tons in 2011. (WSJ-A1 7/21/06) http://online.wsj.com/article_print/SB115344549183413209.html

CO_2 levels in the atmosphere are now higher than anytime in the past 400,000 years. Atmospheric levels of CO_2, which persists in the atmosphere for over 100 years, will continue to rise as long as emissions from human activities continue. In order to avoid the most damaging effects of climate change, scientists urge that global CO_2 emissions be kept at 2004 levels for the next 50 years. http://fire.pppl.gov/energy_socolow_081304.pdf

While CO_2 is not now regulated federally or in Texas, the in-coming chair of the Senate environmental committee has indicated that California's new law requiring a 25% reduction in CO_2 by 2020 will be a model for federal legislation. (AP 11/9/06)

TXU recently stated it will invest in C02 capture and storage technology and design eight of the new plants for retrofitting. However, pre-combustion CO_2 capture, the most efficient option, can only be used with coal gasification, such as Integrated Gasification Combined Cycle (IGCC) technology. http://www.issues.org/22.1/stephens.html.

Despite U.S. EPA findings that new IGCC technology "has a potential advantage in capturing and sequestrating CO_2 at lower costs," http://www.epa.gov/airmarkets/articles/IGCCfactsheet.html, TXU has rejected IGCC.

Eight of TXU's new plants will burn sub-bituminous coal; the other three will burn lignite. Mercury concentrations are three times higher in lignite coal than in sub-bituminous and harder to remove. TXU has acknowledged that it cannot determine the impact on its operations or financial position of the 2005 EPA regulations requiring a 70% reduction in mercury emissions by 2018.

TXU has pledged to reduce mercury and regulated pollutants by 20%. However in August, two administrative law judges recommended that TXU's permit application for one of the new lignite-fired plants be rejected because, *inter alia*, the company failed to prove that its mercury control technology "is technically feasible."

Resolved:

Shareholders request that the Board of Directors adopt quantitative goals for existing and proposed plants, based on current and emerging technologies, to reduce (a) mercury emissions to levels achievable by the best available control technology, and (b) total CO_2 emissions below 2004 levels; and that the company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such report shall omit proprietary information and be prepared at reasonable cost.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000



Northern Trust

November 30, 2006

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of TXU Corp Com. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash is a representative of the Sisters of St. Francis of Philadelphia and is authorized to act in their behalf.

Sincerely,

Frank Fauser
2nd Vice President



TXU Corp.
1601 Bryan Street
Dallas, TX 75201
214.812.6072 pho
214.812-4660 fax
krucker@txu.com

Kim K.W. Rucker
Senior Vice President,
Secretary and Chief
Governance Officer

January 22, 2007

VIA FEDEX

Sister Susan Mika
Benedictine Sisters Charitable Trust
285 Obltae Drive
San Antonio, TX 78216

Dear Sister Mika:

We are in receipt of your request for consideration of a shareholder resolution, to wit:

"RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals for existing and proposed plants, based on current and emerging technologies, to reduce (a) mercury emissions to levels achievable by the best available control technology, and (b) total CO2 emissions below 2004 levels; and that the company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such reports shall omit proprietary information and be prepared at reasonable cost."

As you know, we have had a long history of dialogue on environmental issues. I trust you would agree that TXU has always taken your concerns seriously and that we have been transparent in our positions and in our discussions. We have carefully evaluated your resolution and respectfully request that you withdraw the resolution for the following reasons.

a) Mercury: TXU has already effectively complied with, and gone beyond, the request for a mercury emissions goal. TXU has agreed to install activated carbon sorbent injection technology for mercury emissions reductions at its existing and proposed coal plants. This technology, along with co-benefit mercury reductions from other air emissions equipment on these plants, is the "best control technology available" (in reality, it is the only available control technology). TXU has agreed to off-set mercury emissions from its new coal plants in Texas and to install this technology on existing plants as well, so that at the end of the day, our mercury emissions will be 20 percent below current levels – even after building 11 new generating units! This is more than a goal – it is a commitment that we have made and a commitment we have requested be codified in regulations applicable to these plants.

b) CO_2: The request for a goal to reduce CO_2 emissions from existing and proposed plants to below 2004 levels is unachievable with today's technology. In fact, without having built any new generation facilities, our CO_2 emissions in 2005 exceeded those in 2004 because of the additional demand for electricity and the generation mix available to TXU to meet this need. This request is tantamount to requesting that TXU not participate in meeting the needs of its customers. Texas is in a serious situation regarding the need for additional generating capacity in the next few years. We have seriously evaluated generation alternatives for meeting this need, including IGCC (IGCC technology does not reduce or eliminate CO_2 from being produced and no one who has proposed using IGCC technology has committed to capturing and sequestering CO_2) and this evaluation has resulted in the filing of permit applications for the 11 new generating units referenced in your letter. These plants will emit additional CO_2 which will be above and beyond our emissions in 2004.

We have committed to double our use of zero-carbon emission wind energy and to pursue the construction of new zero-carbon emission nuclear generating units in the future. Neither of these options will enable us to reduce our CO_2 emissions in the future to below 2004 levels. Simply put, there are no economically viable CO_2 emissions controls available today to enable us to establish and expect to meet a goal to keep our future CO_2 emissions to below 2004 levels.

As you acknowledge in your request, we are investigating technologies for reducing CO_2 emissions from our power plants. We have committed a significant amount of funds on research, demonstration and deployment of technologies to reduce CO_2 emissions using a variety of precombustion and postcombustion technologies. We have also created an investment fund to promote development of these new technologies. We would not be doing either of these if we did not take CO_2 emissions seriously.

We would be pleased to discuss our position on your resolution with you in person should you wish, however, since we would be unable to do as the resolution requests for the reasons set forth above, should you choose not to withdraw the resolution, we would oppose the adoption of the resolution in our proxy materials.

Kind regards,



Kim K.W. Rucker

cc: Sister Lillian Anne Healy
The Congregation of the
Sisters of Charity of the Incarnate Word
6510 Lawndale
Houston, TX 77223

Brother Thomas G. Krieter
Holy Cross, Southern Province
2111 Brackenridge Street
Austin, TX 78704

Tom McCaney
The Sisters of St. Francis of Philadelphia
Office of Corporate Social Responsibility
609 South Convent Road
Aston, PA 19014

Leslie Lowe
ICCR
475 Riverside Drive – Room 1842
New York, NY 10115

FAX TRANSMISSION

To: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Fax Number: 202-772-9201

From: Paul M. Neuhauser
Tel and Fax: 941-349-6164

Date: February 19, 2007

Re: Shareholder proposal submitted to TXU (greenhouse gas emission)

Number of pages, including this page = 7

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 19, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to TXU Corp.

Dear Sir/Madam:

I have been asked by the Benedictine Sisters Charitable Trust, the Congregation of the Holy Cross (Southern Province), the Congregation of the Sisters of Charity of the Incarnate Word and The Sisters of St. Francis of Philadelphia (hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of TXU Corp.(hereinafter referred to either as "TXU" or the "Company"), and who have jointly submitted a shareholder proposal to TXU, to respond to the letter dated February 1, 2007, sent to the Securities & Exchange Commission by the Company, in which TXU contends that the Proponents' shareholder proposal may be excluded from the Company's year 2007 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in TXU's year 2007 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests TXU to adopt quantitative goals for the reduction of greenhouse gas emissions and mercury emissions from its plants.

BACKGROUND

TXU presently has 59 generating units, of which only nine use coal for fuel. However, the Company has announced plans to build eleven additional coal-fired units to be online by 2010. The projected additional coal-fired units would have a capacity of 8,600 MW, compared with the existing coal-fired units' capacity of 5,837 MW and the Company's non-coal-fired capacity of about 10,000 MW. Needless to say, these plans, which will perhaps double the greenhouse gas and mercury emissions of the Company, have generated considerable controversy, including opposition by the mayors of Dallas and Houston, and has sparked a large number of prominent business leaders in Dallas to form a group called Texas Business for Clean Air, which raised $200,000 in its first week of existence. (See The Dallas Morning News web site story dated December 17, 2006.) The cost of these new plants was estimated in a Company press release (April 20, 2006) to be $10 billion. The Company plans to build these plants using traditional coal burning techniques, rather than the newer technology that would reduce or eliminate the release of carbon dioxide.

A story by the Dallas Morning News that reported on a rally held at the Texas State House on February 11, 2007 stated (on web site with date of February 11, 2007):

> Organized by about 40 environmental and health advocacy groups, including the Sierra Club and the American Lung Association, the rally called on lawmakers to support a time out on permits for the new plants. The TXU coal proposal is on the fast track . . . .
>
> But Rep. Charles "Doc" Anderson, a Waco Republican, has filed a resolution calling for a 180-day moratorium on new coal plant permits to give state officials more time to study the environment and health impacts. . . .
>
> A coalition of business and energy interests [the Texas Clean Sky Coalition] recently bought more than $1 million in newspaper advertising to speak out against the coal plants and promote the rally. . . .
>
> Other opponents of the plants include a coalition of 17 mayors whose cities are downwind of the plants, including Dallas Mayor Laura Miller and Houston Mayor Bill White.

The Dallas Morning News reported on its website on December 7, 2006 that a poll found that two-thirds of Texans opposed to the construction of new coal plants, with 47 percent strongly opposed and a story the following day said that the Christian Life

Commission, the public policy agency of the Baptist General Convention of Texas, is mobilizing Baptists to oppose the coal-fired plants by urging them to contact legislators.

And a story on the Dallas Morning News web site on January 19, 2007 indicated that Sen. Bingaman (D. NM), the chairman of the Senate Committee on Energy and Natural Resources, and Sen. Boxer (D. CA), chairman of the Senate Committee on the Environment and Public Works, are reported to have warned utilities, such as TXU, that to build new coal-fired plants at this time, in anticipation of the enactment of carbon restrictions, would not result in grandfathering in such plants, but rather in penalizing the construction of such plants:

> Many leaders of American industry are coming around to the view that global warming is occurring and that Congress will address the problem. In contrast, a few companies are considering major investments in old technologies for burning coal that would both endanger the climate and jeopardize the financial position of their investors and shareholders. . . .
>
> One of the largest sources of greenhouse gas emissions comes from burning coal to produce electricity. While ultimately our goal should be to move toward efficient use of renewable energy sources, we recognize that currently coal is America's most abundant domestic energy source and will be a critical resource for many years to come.
>
> Fortunately, several technologies are available and under development to facilitate our ability to continue using coal in ways that are both financially sustainable and address its climate impact. . . .
>
> We have been dismayed to watch some companies unveil plans to spend billions of dollars to build new coal-fired power plants using old technology that cannot capture global warming emissions. Apparently part of the motivation for building these plants is that the companies mistakenly believe that these new plants will garner "grandfathered" emission allowances under some future law. . . .
>
> In fact, companies that appear to be inflating their emissions right before legislation is passed are likely to find themselves in a position of having to make even larger emissions reductions than companies that do not attempt this strategy.
>
> We do not envision that any successful legislative proposal will contain a provision that would allow those building traditional coal-fired power plants to economically benefit from coming in "under the wire" and being considered part of the emissions baseline – in fact, the opposite is likely to occur.
>
> Any company planning to spend billions of dollars on new coal-fired power plants, and any investor in such a company, should think carefully about how to spend their funds so as to be part of the solution to climate change, not a part of the problem.

RULE 14a-8(i)(7)

A. The Proposal raises an important policy issue that precludes exclusion on ordinary business grounds.

We are surprised that TXU has the temerity to argue that the proposal does not involve a significant policy issue that allows what would otherwise be an ordinary business matter to become a proper subject for shareholder action. Thus, the Commission has stated that the "ordinary business" exclusion of Rule 14a-8(i)(7) is inapplicable if the proposal raises an important social policy issue. See Release 34-40018 (May 21, 1998) (proposals that relate to ordinary business matters but that focus on "sufficiently significant policy issues . . . would not be considered excludable, because the proposals would transcend the day to day business matters . . . ."). Applying this standard, the Staff since at least 1990 has consistently and uniformly held that shareholder proposals pertaining to the reduction of greenhouse gas emissions do, indeed, raise such a significant policy issue that they transcend day to day business matters. See, e.g., *Exxon Mobil Corporation* (March 23, 2005); *Exxon Mobil Corporation* (March 15, 2005); *Exxon Mobil Corporation* (March 19, 2004); *Exxon Corporation* (January 26, 1998); *Exxon Corporation* (January 30, 1990); *The Ryland Group, Inc.* (February 1, 2005); *American Standard Companies Inc.* (March 18, 2002)(see especially the policy reasons underlying this result as set forth in the letter by the undersigned in support of the shareholder proposal); *Occidental Petroleum Corporation* (March 7, 2002) (see especially the policy reasons underlying this result as set forth in the letter by the undersigned in support of the shareholder proposal). See also *Reliant Resources, Inc.* (March 5, 2004); *Unocal Corporation* (February 24, 2004); *Valero Energy Corporation* (February 6, 2004); *Apache Corporation* (February 6, 2004); *Anadarko Petroleum Corporation* (February 4, 2004). Cf. *Ford Motor Company* (March 6, 2006); *General Electric Company* (January 19, 2006.

Similarly, the Staff has held that shareholder proposals involving the emission of mercury raise important policy issues. *Newmont Mining Corporation* (February 5, 2007); *Reliant Resources, Inc.* (March 5, 2004).

If the Company's argument (B.2.) was intended to acknowledge that an important policy issue was implicated by the Proponents' shareholder proposal, but that nevertheless the proposal also pertained to ordinary business matters because it asked for a report, the Company is equally mistaken for two reasons.

First of all, the Commission has stated that in determining the applicability of the exclusion now in (i)(7) to a proposal, it is not the issuance of the report itself that is at issue, but rather the subject matter of the report. See Release 34-20091 (August 16, 1983). (In the instant case that is, of course, the environmental impact of the Company's emissions.) In its summary of actions taken in the 1983 Release, the Commission stated:

> The Commission did not propose any change to existing Rule 14a-8(c)(7), but did propose a significant change in the staff's interpretation of that rule. In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

Secondly, as noted, the prior Staff interpretation had been that reports are never ordinary business matters since the registrant was not in the business of preparing reports. This position rejects the Company's contention that issuing a report is inherently a matter of ordinary business.

Therefore TXU's position is without either logical or authoritative foundation.

B. The Proposal involves no micromanaging.

The Company's micromanaging argument fares no better. The reasons behind the application of (i)(7) to instances of micro-managing were explained by the Commission in Release 34-40018 (May 21, 1998) as follows:

> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. . . . Some commenters thought that the examples cited [in the proposing release] seemed to imply that all proposals seeking detail, or seeking to promote time-frames or methods, necessarily amount to "ordinary business." We did not intend such an implication. Timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations. [Footnotes omitted.]

We note that the Proponents' shareholder proposal does not share the evils envisioned in the Commission's release. It does not call on the shareholders to make complex judgments, but rather suggests two simple goals for the Company to adopt: a goal of using the best technology for mercury emissions and a goal to lower CO_2 emissions to the level they were at a couple of years ago. These do not involve "probing deeply" into "complex" goals about which shareholders would be unable to make an informed judgment. Nor does the proposal set any timetable to achieve these goals, but rather merely sets a date by which the Company would report on its *plans* to achieve the goals. There is no intricate detail involved nor any specific methods prescribed.

We note that the Staff has often rejected "micromanaging" arguments put forward by registrants with respect to climate change proposals, often with respect to proposals that are far more detailed than is the Proponents' shareholder proposal. See, e.g., *Exxon Mobil Corporation* (March 23, 2005); *Exxon Mobil Corporation* March 15, 2005); *Exxon Mobil Corporation* (March 19, 2004); *Exxon Corporation* (January 26, 1998). See also *Ford Motor Company* (March 6, 2006); *The Ryland Group, Inc*. (February 1, 2005); *Unocal Corporation* (February 24, 2004); *Apache Corporation* (February 6, 2004); *Anadarko Petroleum Corporation* (February 4, 2004); *Occidental Petroleum Corporation* (March 7, 2002).

For the foregoing reasons, Rule 14a-8(i)(7) is inapplicable to the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Safal K. Joshi, Esq.
Sister Susan Mika
Leslie Lowe
Fr Michael Hoolahan

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 2, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: TXU Corp.
Incoming letter dated February 1, 2007

The proposal requests that the board adopt quantitative goals, based on current and emerging technologies, to reduce mercury emissions to levels achievable by the best available control technology, and total CO_2 emissions below 2004 levels, and that the Company report to shareholders by September 30, 2007 on its plans to achieve these goals.

We are unable to concur in your view that TXU may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that TXU may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Tamara M. Brightwell
Special Counsel

END